Exhibit 99.1

MiX Telematics Limited (Incorporated in the Republic of South Africa) (Registration number 1995/013858/06) JSE share code: MIX ISIN: ZAE000125316 NYSE share code: MIXT (“MiX Telematics”)

CHANGES TO THE BOARD OF DIRECTORS

Shareholders of MiX Telematics are advised that Mr. Robin Frew has been appointed Chairman of the Board, effective 3 October 2016.

Mr. Frew is a founding shareholder and has been a director of MiX Telematics since inception in 1996.  Mr. Frew currently represents the largest shareholder in the company and will continue to serve as a member of the Remuneration Committee.

Mr Richard Bruyns, the outgoing Chairman, will remain on the Board and has been appointed to the new role of Lead Independent Non-executive Director. Mr Bruyns will also take on the role of Chairman of the Remuneration Committee.

On behalf of MiX Telematics’ Board, Robin Frew said, “We thank Richard for guiding the company through a critical period of growth which included the listings on the JSE in 2008 and NYSE in 2013, as well as the recent share repurchase from Imperial Holdings.  We appreciate all of Richard’s support and look forward to his ongoing, active contribution as a Board member.”

Frew concluded “We look forward to enhancing shareholder value through actively capitalizing on the opportunities presented by the growing demand for fleet and asset management solutions.”

3 October 2016

JSE Sponsor